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March 2, 2005

Securities and Exchange Co
Office of International Corp
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached copies of the press releases issued by the Company on February 24, 2005 and March 2, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom / [signature]

Robert M. Chilstrom

3/7

cc: Maarten Thompson
Scott Ziegler

File No. 82-2683

WoltersKluwer
Corporate & Financial Services

PRESS RELEASE

Wolters Kluwer Corporate & Financial Services Division Appoints New President and Chief Operating Officer to its Financial Services Business

New executive a versatile leader with a record of success in variety of industries

New York (February 24, 2005) – Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer, announced today that it has appointed Brian Longe as president and chief operating officer of its Financial Services business unit. Longe, a versatile leader with a record of success in a variety of industries and corporate settings, will join the Wolters Kluwer organization at the end of February 2005. He will succeed Robert White, president and chief executive officer (CEO) of Wolters Kluwer Financial Services, whose plans to retire in 2005 were announced by the company earlier last year.

"For decades, our financial services businesses have been the trusted providers of compliance tools, technology, and resources to the financial services industry," Chris Cartwright, CEO of Wolters Kluwer Corporate & Financial Services division, said. "Today our financial services business is poised for growth in all of its markets and we are capitalizing on our opportunities by rigorously implementing our strategic growth plans. To this end, Brian will engage his strong experience in managing businesses with complex technology solutions; his deep functional understanding of marketing, sales, and product development; and his successful track record and proven results to help us take our business to the next level."

Before joining Wolters Kluwer Financial Services, Longe was CEO of Paragon Corporate Holdings and president and CEO of its A.B. Dick Company. Prior to this, he was president of Bell and Howell Corporation Imaging Companies and held several leadership positions with Ford Motor Company. Longe's experience with these organizations includes acquiring companies and integrating them for greater customer and shareholder value, deploying new and innovative technology for the development and delivery of products and services, and increasing profitability by focusing on customers' needs.

"I am very excited to be joining the Wolters Kluwer Financial Services organization, which has earned its market leadership positions by focusing on its customers needs and through a dedication to excellence in its services and solutions," Longe said. "The financial services business has tremendous opportunities for growth and I look forward to helping the organization to successfully deliver on our vision and strategies."

The appointment of Longe to the Wolters Kluwer Financial Services business is part of a managed succession plan which began early in 2004 when current president Robert White announced his retirement plans. During the first 25 years of White's successful career with Wolters Kluwer, he held leadership positions within Bankers Systems, Inc., a prominent Wolters Kluwer operating company. Named president and CEO of Bankers Systems in 1997, White successfully led the company through its acquisition by Wolters Kluwer, a new long-term owner with a strategic commitment to the

business. In 2003, White was appointed to the role of president and CEO of Wolters Kluwer Financial Services business unit, which includes numerous market-leading brands. During his career White led the migration of the organization's technology solutions from early-automation architecture to today's open-architecture solutions, and oversaw the acquisition of several market-leading companies.

Wolters Kluwer Financial Services is the leading provider of compliance and operational risk management tools, technology, and services for financial organizations of all sizes. Major brands in the business unit include Bankers Systems, Inc., VMP® Mortgage Solutions, PCi Corporation, CCH® Wall Street, CCH Insurance Services, GainsKeeper®, Atchley Systems, and CCH Capital Changes.

About Wolters Kluwer Corporate & Financial Services
Wolters Kluwer's Corporate & Financial Services Division is a leading U.S. provider of representation, search and filing services to corporate legal departments and law firms, and compliance and operational tools, technology and services for financial services organizations of all sizes. Major brands include Bankers Systems and CT Corporation. The Wolters Kluwer Corporate & Financial Services Division has annual revenues (2003) of €448 million.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.bankerssystems.com
www.wolterskluwer.com

WoltersKluwer

PRESS RELEASE

TOP-LINE GROWTH RESTORED

Increased Guidance to 4% Organic Growth in 2007

2004 Full-Year Results

Amsterdam (March 2, 2005) – Wolters Kluwer, one of the world's leading publishers and providers of information products and services, announced today that it exceeded all of its operating and financial targets for 2004, including restoring organic top-line growth to a positive 1%, indicating a significant improvement on the previous year.

Highlights of Wolters Kluwer's performance include:

- Top-line growth restored; achieved 1% in 2004, a 3 percentage point improvement compared to -2% in 2003
  - Majority of the businesses growing well and showing good performance, despite product line pruning and weak economic conditions in Europe;
  - Growth fueled by strong online and software revenues, with good subscription renewal performance;
  - Investment in product development of €220 million builds momentum for stronger growth performance in 2005.

- Met or exceeded all key operational targets
  - Structural cost savings ahead of schedule (€70 million for the full year, compared with an original €40 million target); reduction of FTEs was 1,245 against a three-year target of 1,600;
  - Margins maintained at 16%; ordinary EBITA €521 million; EBITA margin 15%;
  - Strong free cash flow of €456 million, compared with €393 million for 2003.

- Reorganization to customer facing units completed
  - Streamlined, operationally focused organization;
  - Strong emphasis on marketing and sales;
  - Progress on shared services initiatives will drive future efficiencies.

- Guidance for 2007 increased to 4% organic growth; target for 2005 is 1-2% growth

Nancy McKinstry, Chairman of the Executive Board, commented on the Company's performance over 2004:

"I am delighted to report that top-line growth was restored to Wolters Kluwer in 2004, marking a significant improvement compared to the previous year. This first year of our three-year plan has established the groundwork necessary to leverage and sustain this early success. Operationally and financially we are a stronger, more vital company than we were a year ago.

"Strong growth was delivered by several businesses, most notably Tax and Accounting, Corporate Legal Services, Italy, Spain, Central Europe, France, and in Health's Pharma Solutions and Professional & Education units. I have confidence in the investments we have made this year, and I am encouraged to see the good progress we have made in driving our top-line growth."

Outlook 2005 (in constant currencies):

- Organic top-line growth of 1-2%, after approx. €20 million product-line pruning
- Operating margins of 15-16%, before restructuring charges of approximately €10 million
- Cash conversion ratio of 95-105%
- Free cash flow of approximately €250 million
- Return on invested capital of 6-7%
- Ordinary earnings per share (EPS) of €0.92 - €1.01, including the impact of IFRS treatment on financing costs of €15 million
- Cost savings upgraded to €80 - €90 million for 2005; long-term target €100 - €110 million

Key business highlights, reflecting the progress made in the first year of the three-year strategy:

- Health: Strong year with good growth in core publishing, expansion and enhancement of online revenues via the Ovid platform, and growth in the pharmaceutical information market;
- Corporate & Financial Services: Good year with organic growth largely driven by Corporate Legal Services and a strong performance in the second half of 2004 at Financial Services;
- Tax, Accounting & Legal: Tax and Accounting had good organic growth allowing the division to achieve level top-line performance with the prior year, despite significant product-line pruning in the Legal unit;
- Legal, Tax & Regulatory Europe: In line with expectations, strong growth in Italy, Spain, Central Europe, and France; Significant progress made in restructuring Belgium, the Netherlands, and the United Kingdom;
- Education: Achieved organic growth despite difficult market conditions. Strong performance in secondary education in the Netherlands.

Profit and loss account figures

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2004	2003	Change %	Change constant currency %		2004	2003	Change %	Change constant currency %
833	908	(8)	(4)	Revenues	3,261	3,436	(5)	(1)
55	25			Operating income	239	91		
7	3			Operating income margin (%)	7	3		
33	(4)			Net income	135	(69)		
0.12	(0.02)			EPS (€)	0.46	(0.24)		
0.12	(0.02)			EPS fully diluted (€)	0.46	(0.24)		

Other benchmark figures [1]

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2004	2003	Change %	Change constant currency %		2004	2003	Change %	Change constant currency %
115	173	(33)	(29)	Ordinary EBITA	521	610	(15)	(10)
14	19			Ordinary EBITA margin (%)	16	18		
113	98	15	19	EBITA	477	514	(7)	(1)
14	11			EBITA margin (%)	15	15		
75	102	(27)	(23)	Ordinary net income	311	349	(11)	(4)
0.25	0.34	(28)	(24)	Ordinary EPS fully diluted (€)	1.04	1.18	(12)	(6)

Non profit and loss account benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

	Full Year		
	2004	2003	Change %
Cash conversion ratio (CAR)	1.26	1.09	
Free cash flow	456	393	16
Free cash flow per share (fully diluted, in euros)	1.51	1.32	11
Net (interest bearing) debt [2]	1,527	1,900	(20)
Ultimo number of FTEs	17,515	18,687	(6)

Financial Performance

Revenues

Revenues for the fourth quarter 2004 were €833 million, compared to €908 million in fourth quarter 2003, as a result of the weaker U.S. dollar and divestments of non-core activities. At constant currencies, revenues increased organically in the fourth quarter by 1%.

Revenues in 2004 were €3,261 million, compared to €3,436 million in 2003 (decline of 5%). The results were affected negatively by the weakening of the U.S. dollar against the euro. In 2004, the average U.S. dollar rate depreciated by 9% to $1.24, negatively impacting revenues by 4%. The net of acquisitions and divestments caused an additional decline in revenues of 2%.

Organic revenue growth - growth net of exchange rate effects, acquisitions, and divestments - was restored in 2004, and amounted to 1% compared to a decline of 2% in the previous year.

Ordinary EBITA, ordinary net income, ordinary EPS

Ordinary EBITA in the fourth quarter was €115 million, compared to €173 million in fourth

[1] Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and where applicable amortization of intangible assets. "Ordinary" figures are non-Dutch GAAP compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the profit and loss account and in the cash flow statement. The term "ordinary" is not a defined term under Dutch or International GAAP. Profit and loss account figures represent the information included in the profit and loss account, as per the "Besluit Modellen Jaarrekening".

[2] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, cash loans minus cash and cash equivalents and value of related swaps and forward exchange contracts.

quarter 2003. Ordinary EBITA was impacted by adverse currency movements, as mentioned above, the reinstatement of one-off cost savings achieved in 2003, additional investments in restructuring and product development, and divestments.

Ordinary EBITA was €521 million compared to €610 million in 2003 for the same reasons. The ordinary EBITA margin for the year was 16% (2003: 18%).

Ordinary net income was €311 million, compared to €349 million in 2003. Financing costs decreased as a result of the restructuring of the debt portfolio. Income from investments includes €6 million relating to the dividend on the shares in SDU Uitgevers bv.

Diluted ordinary EPS was €1.04 compared to €1.18 in 2003.

Operating income, net income, EPS

Operating income in the fourth quarter was €55 million, compared to €25 million in 2003. An exceptional restructuring expense of €2 million in the fourth quarter 2004 was significantly lower than the €75 million that was charged in the same period in 2003. These charges relate to the restructuring plan announced in the fall of 2003.

Operating income in 2004 increased to €239 million, as compared to €91 million in 2003, mainly as a result of lower amortization and restructuring expenses. In 2004, no impairments were incurred compared to €155 million in the prior year. The exceptional restructuring cost of €44 million in 2004 was significantly less than in 2003 (€96 million).

A gain on divestment of €71 million was realized, which related mainly to the ten Hagen & Stam transaction.

Net income improved significantly to €135 million in 2004, compared to minus €69 million in 2003.

EPS was €0.46, compared to a loss of minus €0.24 in 2003.

Working capital, net debt, free cash flow,

Working capital decreased from €392 million in 2003 to €148 million due to strong cash collections and the reclassification of the redemption obligation of two short-term bond loans to other current liabilities. The overall contribution of autonomous movements in working capital to cash flow from operations in 2004 was €107 million, including contributions of €42 million to the pension funds in the Netherlands and the United States.

In 2004, Wolters Kluwer again made successful efforts to reduce debt and to strengthen its balance sheet. To efficiently utilize surplus cash, Wolters Kluwer purchased €68 million of its outstanding 1.00% convertible bonds due 2006. Gross debt decreased from €2.6 billion (2003) to €2.5 billion. Taking into account the cash and cash equivalent balances, the net interest bearing debt position decreased from €1.9 billion (2003) to approximately €1.5 billion.

Despite the weak U.S. dollar, free cash flow increased by 16% to €456 million in 2004, due to the improved working capital, lower financing payments, lower tax payments and lower capital expenditures in 2004 compared to 2003, partly offset by increased payments of reorganization provisions. The increased payments of reorganization provisions related to the restructuring program.

The cash conversion ratio, which measures the cash generating ability of the businesses, regardless of tax and financing obligations improved significantly to 1.26 (2003: 1.09) as a result of positive working capital development and reduced capital expenditures.

Division overview[3]

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter			Full Year	
2004	2003		2004	2003
		Revenues		
168	173	• Health	623	663
107	112	• Corporate & Financial Services (CFS)	437	448
143	162	• Tax, Accounting & Legal (TAL)	596	652
360	408	• Legal, Tax & Regulatory Europe (LTRE)	1,296	1,371
55	53	• Education	309	302
833	908	Total revenues	3,261	3,436
		Operating income		
16	12	• Health	51	36
9	8	• Corporate & Financial Services (CFS)	58	71
1	6	• Tax, Accounting & Legal (TAL)	31	(37)
49	42	• Legal, Tax & Regulatory Europe (LTRE)	97	58
(8)	(15)	• Education	47	27
(12)	(28)	• Corporate	(45)	(64)
55	25	Total operating income	239	91
		Ordinary EBITA		
30	37	• Health	103	103
20	29	• Corporate & Financial Services (CFS)	83	107
25	36	• Tax, Accounting & Legal (TAL)	139	172
58	90	• Legal, Tax & Regulatory Europe (LTRE)	183	217
(7)	(1)	• Education	52	54
(11)	(18)	• Corporate	(39)	(43)
115	173	Total ordinary EBITA	521	610

[3] As of 2004, Wolters Kluwer reports according to the new organizational structure. The 2003 figures have been restated in accordance with the 2004 organizational structure.

Health

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter 2004	Fourth Quarter 2003	Change %	Change constant currency %		Full Year 2004	Full Year 2003	Change %	Change constant currency %
168	173	(3)	6	Revenues	623	663	(6)	3
16	12			Operating income	51	36		
30	37	(18)	(10)	Ordinary EBITA	103	103	0	10
18	21			Ordinary EBITA margin (%)	17	16		
3	3			Capital expenditure on fixed assets (CAPEX)	9	20		
				Ultimo FTEs	2,179	2,288		

Health performed well throughout the year, particularly during the fourth quarter when it achieved organic revenue growth of 6%. Good performance was delivered by all four customer units within Health, driven by the success of new product introductions, solid online growth through the Ovid platform, and strong demand for pharmaceutical information products and services.

Medical Research revenue growth was supported by new product launches at Ovid, strong customer renewals, and improved advertising performance. Ovid enhanced its electronic books platform, Books@Ovid, with intuitive search and browse features and improved linking capabilities. Ovid also launched the Portal Advantage Service and Communities@Ovid, a suite of services to help societies and publishing partners develop specialized portals and web solutions. These new services helped contribute to the double digit growth experienced by Ovid in 2004.

Professional & Education experienced strong growth in its core publishing business. Nearly all disciplines demonstrated growth, with double digit levels reached in the Health Profession's Education and Nursing Practice segments. More than 300 new products were released in 2004, including the market's first successful general nursing journal in 25 years, *Nursing Made Incredibly Easy*, which secured nearly 100,000 paid subscribers in its first year. In addition to strong organic revenue growth, profitability in this segment of the business increased due to the restructuring of editorial and fulfillment processes.

Pharma Solutions grew 11% over the prior year, driven by strong demand for journal reprints and global medical communication services. In addition, Pharma launched new business intelligence databases for pharmaceutical customers and expanded its IFI patent database products for pharmaceutical customers.

At Clinical Tools, online revenues grew based on the strength of eFacts and renewals in the core business. In addition, Clinical Tools solidified its position as the foremost provider of clinical content at the point of care by signing agreements with four of the major electronic medical record vendors in 2004.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter 2004	Fourth Quarter 2003	Change %	Change constant currency %		Full Year 2004	Full Year 2003	Change %	Change constant currency %
107	112	(4)	4	Revenues	437	448	(2)	7
9	8			Operating income	58	71		
20	29	(31)	(24)	Ordinary EBITA	83	107	(23)	(15)
19	26			Ordinary EBITA margin (%)	19	24		
4	1			Capital expenditure on fixed assets (CAPEX)	15	8		
				Ultimo FTEs	2,726	2,643		

Corporate & Financial Services (CFS) had a very good year with organic growth of 5% largely driven by Corporate Legal Services (CLS), but also by a strong performance in the second half of the year at Financial Services (FS). CFS also supported the major Shared Services initiatives in North America, building the foundation for significant cost reductions, standardization, and efficiency gains in the future.

CLS posted solid revenue growth across all of its business. CT Corporation, the largest unit within CLS, increased market share in representation services providing a strong foundation for further expansion in 2005. All other businesses within CLS, namely CCH CORSEARCH, UCC Direct Services, TyMetrix, and Business Filings Inc., posted double digit growth.

Investments in new solutions and key product enhancements contributed to the strong growth experienced at CLS. New product launches and enhancements, such as TyMetrix 360 and CORSEARCH Advantage 2.0, also helped increase market share in emerging and adjacent markets such as e-billing and trademark services.

FS had a good finish to the year, driven by new legislation and demand for mortgage services. Bankers Systems, the largest business within FS, continued to lead the industry in response to complex regulatory change by providing solutions that help customers meet compliance requirements for the USA Patriot Act, anti-money laundering legislation, and Check 21. This unit also continued the development of the Expere Integrated Enterprise, a comprehensive integrated compliance solution for larger financial institutions. GainsKeeper extended its workflow solutions and acquired significant new customers, increasing its market share and setting the stage for strong growth in 2005.

Near the end of 2004, Wolters Kluwer acquired Summation Legal Technologies, Inc., as part of its strategy to expand its position in litigation support and electronic data discovery.

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2004	2003	Change %	Change constant currency %		2004	2003	Change %	Change constant currency %
143	162	(11)	(4)	Revenues	596	652	(8)	(1)
1	6			Operating income	31	(37)		
25	36	(34)	(28)	Ordinary EBITA	139	172	(19)	(12)
17	22			Ordinary EBITA margin %	23	26		
5	11			Capital expenditure on fixed assets (CAPEX)	12	34		
				Ultimo FTEs	3,838	4,044		

Despite product pruning of $23 million in the Legal unit, Tax, Accounting & Legal (TAL) achieved flat growth overall in 2004. Performance at the Tax & Accounting unit demonstrated good organic growth of 3%, based on strong sales in tax and accounting software, sales and use tax products, new integrated research product libraries, and supported by increased retention rates. Despite significant investments in new products, shared services initiatives, and real estate consolidation, the division nevertheless derived a healthy 23% margin.

The division enjoys a solid position in a multi-billion market, with market trends creating a dynamic environment that provides opportunity for growth in all segments. Key growth opportunities include legislative and regulatory complexity and compliance penalties, migrating to a paperless office environment, and increasing demand for specialized content and integrated content and compliance solutions.

Driving innovation and integration, the division launched CCH@Hand, a breakthrough productivity tool integrated with CCH's expert content on the Internet to allow users to conduct their CCH research directly from Microsoft 2003 applications.

Tax and Accounting expanded its #1 market position through new innovative integrated product offerings, including the integration of ProSystem *fx* Engagement software, the paperless audit system, and Accounting Research Manager financial disclosure content, as well as expanding the breadth of its product suite with new Document Management and Client Write-Up products. Also in 2004, Moss Adams LLP, the largest public accounting firm headquartered in the Western United States, adopted ProSystem *fx* Engagement for all its business assurance and tax work. New integrated libraries leveraging content and tools from CCH and Aspen performed very well, and the unit's expanding sales and use tax product line was a strong contributor to the unit's growth. To further expand its product offerings, Wolters Kluwer acquired SIAN, a provider of document management systems for CPAs.

The former stand-alone legal businesses in the U.S. were integrated into one customer-focused Legal unit. The unit refocused its portfolio around strong legal and compliance specialty segments, pruned non-core products, and divested KnowledgePoint and Capitol Publishing Group. Significantly increased investment in new product development for both traditional core products and new specialty electronic libraries are the foundation for improved results in this unit. Legal also increased its sales and marketing expenditures around core specialties positioning the Legal unit for a return to sustainable growth.

Legal, Tax & Regulatory Europe (LTRE)

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2004	2003	Change %	Change constant currency %		2004	2003	Change %	Change constant currency %
360	408	(12)	(12)	Revenues	1,296	1,371	(5)	(5)
49	42			Operating income	97	58		
58	90	(36)	(36)	Ordinary EBITA	183	217	(15)	(15)
16	22			Ordinary EBITA margin %	14	16		
13	7			Capital expenditure on fixed assets (CAPEX)	30	30		
				Ultimo FTEs	7,352	8,176		

Legal, Tax & Regulatory Europe's operating performance was in line with expectations and reflects significant progress in restructuring the business. The overall performance of the division showed an improvement in organic revenue decline to -1.7% from -2% in 2003, despite continued weak market conditions and the slow pace of new legislation in several countries. The results for the division also reflect the restructuring efforts in the Netherlands, the United Kingdom, and Belgium, which included pruning of unprofitable products and the divestment of certain businesses, including ten Hagen & Stam and Bohmann in Austria. These efforts are strengthening our core businesses through churn reduction, simplification of our management structures, and overall cost reductions.

Good organic growth was achieved in several countries, including Italy, Spain, France, Central Europe, and Scandinavia. These results were driven by successful new product launches as well as market share gains. In addition, all countries continued to expand their online offerings, with a number of notable new products launched in 2004. These include Lamyline Reflex in France, Jura.be in Belgium, and Lex in Poland, which provide online products for legal professionals, and Croner-i in the United Kingdom, a dedicated portal for human resources professionals.

Investments were made in content management databases all over Europe in order to facilitate growth in online offerings. Cost savings were realized from the successful implementation of several restructuring programs, including the continued rollout of one common financial system across several European countries. In addition, a substantial market segmentation program was successfully rolled out in Europe providing more insight into customer needs.

Education

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2004	2003	Change %	Change constant currency %		2004	2003	Change %	Change constant currency %
55	53	2	2	Revenues	309	302	2	2
(8)	(15)			Operating income	47	27		
(7)	(1)			Ordinary EBITA	52	54	(5)	(5)
(13)	(2)			Ordinary EBITA margin (%)	17	18		
2	1			Capital expenditure on fixed assets (CAPEX)	7	5		
				Ultimo FTEs	1,330	1,436		

In 2004, Education achieved 1% organic growth, despite difficult market conditions and product pruning in Sweden. These results were largely driven by performance in the Netherlands, which benefited from the anticipated upturn of the purchase cycle in secondary education and by market share gains in most markets as customers responded well to several new product offerings launched in 2004. Most of Education's traditional offerings now provide e-learning components that integrate with the core book products. The division's corporate e-learning operation, digital spirit, also showed very good results.

The positive developments in the Netherlands demonstrated the success of new innovative products such as *Wolters in je Pocket*, *Wereld Bos Atlas,* and *Basisschoolspel* and solidified the unit's # 1 market position. Good progress was made in e-learning offerings, especially in the United Kingdom, the Netherlands, and Belgium.

New testing and assessment products were launched in 2004 with early success. In the United Kingdom, for example, Nelson Thornes became the exclusive preferred partner of the Assessment and Qualifications Alliance, the largest examining board in the country, in providing a broad range of support materials for teachers and students. Revenues of corporate e-learning products grew at double digit rates to make digital spirit the #1 e-learning provider in Germany.

Results were negatively impacted by municipal budgetary constraints in Sweden and by economic and business uncertainty in the vocational markets in Germany.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2004	2003	Change %	Change constant currency %		2004	2003	Change %	Change constant currency %
(12)	(28)			Operating income	(45)	(64)		
(11)	(18)	39	39	Ordinary EBITA	(39)	(43)	9	9
1	1			Capital expenditure on fixed assets (CAPEX)	2	2		
				Ultimo FTEs	90	100		

Key Corporate Developments

Shared services and common internet platform

A key element of the restructuring strategy for Wolters Kluwer was a focus on shared services in order to develop a strong infrastructure to support the businesses.

The three divisions operating in North America (Health, Corporate & Financial Services, and Tax, Accounting & Legal) continued to work across North America to reduce costs by adopting shared services for selected functions (including human resources and technology), and real estate consolidation, with the consolidation of back office fulfillment and warehousing completed.

The implementation of a standardized financial and accounting system, SAP, continues across all operations in Europe, with the implementation in the Education division nearing its completion, creating unified back and front office systems.

Wolters Kluwer made further progress with the implementation of one global internet platform for the development of products. This platform will serve operations in all regions.

Solid progress was made on the off-shoring initiatives. In addition to reducing costs, off-shoring allows for increased speed to market for new product development initiatives and increased bandwidth by using additional capabilities.

At the end of 2004, Wolters Kluwer signed a seven-year agreement with Perot Systems for data center management, back office support, and other information technology services for the North American operations. As with the outsourcing, this agreement will facilitate increased efficiency and reduced costs.

Divestment non-core activities completed

Wolters Kluwer completed the transaction of its ten Hagen & Stam activities (the Netherlands). In addition to the transaction of ten Hagen & Stam, the Austrian publisher Bohmann and the U.S-based companies KnowledgePoint and Capitol Publishing Group were sold in 2004. A result on divestment of €71 million was realized, which related mainly to the ten Hagen & Stam transaction. With these transactions, Wolters Kluwer completed the divestiture program of non-core activities announced in 2003.

Management
In 2004, several senior management positions have been fulfilled:

- Health: Jeffery McCaulley was appointed CEO for the Health division, and Gary Foster was appointed CEO for the Medical Research unit;
- Legal, Tax & Regulatory Europe: Patrick Morley was appointed as new CEO for Kluwer (the Netherlands), and Jan Vandenwijngaerden as CEO for Kluwer (Belgium);
- Corporate: Dave Lampert was appointed as Senior Vice President of Business Development.

Hugh Yarrington, member of the Executive Board, retired as of January 2005, but will continue to be an active advisor to Wolters Kluwer. Nancy McKinstry commented on Mr. Yarrington's retirement from the Executive Board saying: "Hugh has been a valuable and important part of the growth and development of Wolters Kluwer, particularly in North America. We appreciate his many contributions and look forward to working with him in an advisory role."

Dividend
During the Annual General Meeting of Shareholders on April 14, 2005, Wolters Kluwer will propose to distribute a dividend of €0.55 per share for the year 2004. This corresponds with a dividend yield over the closing share price of December 31, 2004, of almost 4%. Wolters Kluwer's proposed dividend policy is to maintain a full-year dividend of €0.55 going forward, provided there is a minimum dividend cover of 1.5. Dividend cover is defined as the number of times the dividend can be paid from the ordinary net income.

In line with previous years, and indicating a strong belief in the future of the Company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choice known. The stock dividend ratio will be set on April 25, 2005 (after the close of trading). The cash distribution will be payable as of April 27, 2005. For more information, please see www.wolterskluwer.com.

Composition of the Supervisory Board:
Mr. Westdijk will retire after the Annual General Meeting of Shareholders in 2005, in accordance with the rotation schedule, after having served as member of the Supervisory Board for three periods of four years.

The Supervisory Board will propose to the Annual General Meeting of Shareholders on April 14, 2005, to reappoint Ms. Frost as member of the Supervisory Board.

The Supervisory Board will propose to appoint Mr. P.N. Wakkie as a new member of the Supervisory Board. The appointment of Mr. Wakkie fits the profile of the Supervisory Board because of his experience in the fields of Dutch and international legal matters, corporate governance and regulations, and knowledge of, and experience with, many of Wolters Kluwer's products.

Mr. Van Miert will resign after the Annual General Meeting of Shareholders in 2005, due to the increasing workload relating to his other activities.

IFRS transition
Wolters Kluwer prepares its consolidated financial statements under Dutch GAAP. For financial years commencing on or after January 1, 2005, all European publicly listed companies must report on the basis of International Financial Reporting Standards (IFRS). Therefore, Wolters Kluwer will prepare its first set of financial reports under IFRS as of the first quarter of 2005. The Company's first annual report under IFRS will be for 2005. As the Company publishes comparative information for one year in its annual report, the transition date to IFRS is January

1, 2004. As Wolters Kluwer already has made significant steps in bringing its accounting principles in line with IFRS in 2003 and 2004, the impact of the transition to IFRS has been mitigated. The main impact on operating and net income relates to the reversal of goodwill amortization, while the main impact on net equity at January 1, 2004 relates to the recognition of a deferred tax liability on publishing rights.

Impact of IFRS (unaudited)

In € millions		Full Year 2004	
	IFRS	Dutch GAAP	Difference
Revenues	3,261	3,261	-
Operating income	407	239	168
Net income	311	135	176
EPS (fully diluted in €)	1.04	0.46	0.58
Shareholders' equity at January 1, 2004	652	861	(209)
Shareholders' equity at December 31, 2004	746	775	(29)
Benchmark Figures			
Ordinary EBITA	516	521	(5)
Ordinary net income	307	311	(4)
Ordinary EPS (fully diluted in €)	1.02	1.04	(0.02)
Free cash flow	456	456	-

Further details are included in the appendix to this press release. For a more detailed analysis, please see the appendix the 2004 Annual Report (publication date: March 21, 2005). For financial analysts, Wolters Kluwer's management will conduct a dedicated IFRS conference call that will take place on **March 8, 2005 at 2.00 pm** (GMT+1).

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer

disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

2005 Calendar

2004 Full-Year Results	March 2, 2005
Analyst Conference Call on IFRS	March 8, 2005 - 2.00 pm (GMT+1)
Publication of 2004 Annual Report	March 21, 2005
Annual General Meeting of Shareholders	April 14, 2005
2005 First-Quarter Results	May 11, 2005
2005 Half-Year Results	August 3, 2005
2005 Third-Quarter Results	November 9, 2005

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Consolidated profit and loss, balance sheet and cash flow statement

Accounting policies

The accounting policies that were used to prepare this full-year report are unchanged from the accounting policies set out in Wolters Kluwer's annual report for the year ending December 31, 2003.

As of January 2004, Wolters Kluwer reports a functional profit and loss account. This will further align the company's internal and external reporting procedures and facilitate the comparison with results of the peers. For the same reason, the company will deviate on the prescribed model F of the "Besluit modellen jaarrekening" of the "Richtlijnen voor de Jaarverslaggeving"; the exceptional restructuring expense is presented as a separate line item.

Profit and loss account

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter			Full Year	
2004	2003		2004	2003
833	908	**Revenues**	3,261	3,436
303	365	Cost of revenues	1,243	1,354
530	543	Gross result	2,018	2,082
162	127	Sales costs	532	523
		Total general and administrative cost		
253	243	▪ G&A operating expenses	965	949
58	73	▪ Amortization of goodwill and publishing rights	238	423
2	75	▪ Exceptional restructuring expense	44	96
475	518	Total operating expenses	1,779	1,991
55	25	**Operating income**	239	91
12	4	Exceptional other income / results from divestments	71	23
6	-	Income from investments	6	-
(22)	(30)	Financing results	(97)	(114)
51	(1)	Income before taxation	219	0
(20)	(2)	Taxation on income	(85)	(64)
2	(1)	Non-consolidated and minority interests	1	(5)
33	(4)	**Net income (loss)**	135	(69)
0.12	(0.02)	EPS (€)	0.46	(0.24)
0.12	(0.02)	EPS fully diluted (€)	0.46	(0.24)

Condensed balance sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

		December 31, 2004		December 31, 2003
Intangible fixed assets	2,639		3,042	
Tangible fixed assets	208		243	
Financial fixed assets	97		14	
Fixed assets		2,944		3,299
Inventories	134		146	
Accounts receivable	1,031		1,195	
Cash and cash equivalents	687		404	
Current liabilities	(1,704)		(1,353)	
Working capital		148		392
Capital employed		**3,092**		**3,691**
Long-term liabilities		2,093		2,521
Provisions		218		306
Minority interests		6		3
Shareholders' equity		775		861
Total financing		**3,092**		**3,691**

Cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

	Full Year 2004		Full Year 2003	
Operating income	239		91	
Amortization and depreciation	341		535	
Exceptional restructuring expense	44		96	
Autonomous movements in working capital	107		34	
Cash flow from operations		731		756
Financing costs	(62)		(134)	
Paid corporate income tax	(83)		(106)	
Appropriation of reorganization provisions	(55)		(24)	
Other	3		8	
		(197)		(256)
Cash flow from operating activities		534		500
Capital expenditure on fixed assets	(73)		(92)	
Appropriation of acquisition provisions	(5)		(15)	
Acquisition spending	(56)		(97)	
Divestments of activities	(5)		500	
Cash flow investments		(139)		296
Cash flow surplus		395		796
Movements in (long-term) loans	(65)		(616)	
Dividend payments	(81)		(73)	
Cash receipts derivates	35		23	
Repurchased shares	-		(10)	
Cash flow financing		(111)		(676)
Net cash flow		284		120
Cash and cash equivalents as at January 1	404		293	
Exchange differences on cash and cash equivalents	(1)		(9)	
		403		284
Cash and cash equivalents at December 31		**687**		**404**

Shareholders' equity

(All amounts are in millions of euros unless otherwise indicated)

	Issued share capital	Share premium reserve	Non-distributable reserve for translation differences	Other reserve	**2004**	**2003**
Position at January 1	35	92	-	734	861	1,278
Earnings				135	135	(69)
Cash distribution				(81)	(81)	(73)
Stock dividend	1	(1)		-	-	-
Translation differences			(148)		(148)	(265)
Repurchased shares				-	-	(10)
Share-based payments				8	8	-
Position at December 31	**36**	**91**	**(148)**	**796**	**775**	**861**

Other information

Reconciliation of benchmark figures

Reconciliation between operating income, EBITA, and ordinary EBITA

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter 2004	Fourth Quarter 2003		Full Year 2004	Full Year 2003
55	25	Operating income	239	91
58	73	Amortization of intangible fixed assets	238	423
113	98	EBITA	477	514
2	75	Exceptional restructuring expense	44	96
115	173	Ordinary EBITA	521	610

Reconciliation between net income and benchmark ordinary net income

Fourth Quarter 2004	Fourth Quarter 2003		Full Year 2004	Full Year 2003
33	(4)	Net income (A)	135	(69)
58	73	Amortization of intangible fixed assets	238	423
(4)	(11)	Tax on amortization	(21)	(46)
(14)	(4)	Exceptional other income / results from divestments (after taxation)	(70)	(20)
2	48	Exceptional restructuring expense (after taxation)	29	61
75	102	Ordinary net income (B)	311	349

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

	Full Year 2004	Full Year 2003
Cash flow from operations	731	756
Capital investment on fixed assets	73	92
Ordinary EBITA	521	610
CAR (Cash flow from operations minus capital investment in fixed assets divided by ordinary EBITA)	1.26	1.09

Reconciliation between cash flow from operations and free cash flow	Full Year	
	2004	2003
In millions of euros		
Cash flow from operating activities	534	500
Capital investment on fixed assets	(73)	(92)
Appropriations of acquisition provisions	(5)	(15)
Free cash flow (C)	456	393

Earnings per share (EPS) calculations	Full Year	
	2004	2003
In euros unless otherwise indicated		
Weighted average number of shares (D)	295.6	289.8
Diluted weighted average number of shares (E)	310.1	309.3
Correction to income of 2.5% convertible bond (net of taxes) on assumed conversion (F)	11	16
Ordinary EPS (B/D)	1.05	1.20
Diluted ordinary EPS (minimum of ordinary EPS and (B+F)/E)	1.04	1.18
EPS (A/D)	0.46	(0.24)
Diluted EPS (minimum of EPS and ((A+F)/E))	0.46	(0.24)
Free cash flow per share (C/D)	1.54	1.36
Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	1.51	1.32

Health

Fourth Quarter				Change (in millions)			
		2004	2003	Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	168	173	11	(1)	(15)	(5)
Ordinary EBITA	EUR	30	37	(4)	0	(3)	(7)
Revenues	USD	218	206	13	(1)	0	12
Ordinary EBITA	USD	40	44	(4)	0	0	(4)
Ordinary EBITA margin		18%	21%				

Corporate & Financial Services (CFS)

Fourth Quarter				Change (in millions)			
		2004	2003	Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	107	112	4	1	(10)	(5)
Ordinary EBITA	EUR	20	29	(7)	0	(2)	(9)
Revenues	USD	139	134	4	1	0	5
Ordinary EBITA	USD	25	35	(10)	0	0	(10)
Ordinary EBITA margin		19%	26%				

Tax, Accounting & Legal (TAL)

Fourth Quarter				Change (in millions)			
		2004	2003	Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	143	162	(5)	(2)	(12)	(19)
Ordinary EBITA	EUR	25	36	(11)	0	(0)	(11)
Revenues	USD	187	192	(6)	(2)	3	(5)
Ordinary EBITA	USD	33	43	(12)	1	1	(10)
Ordinary EBITA margin		17%	22%				

Legal, Tax & Regulatory Europe (LTRE)

Fourth Quarter				Change *(in millions)*			
		2004	*2003*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	360	408	(3)	(46)	1	(48)
Ordinary EBITA	EUR	58	90	(16)	(17)	1	(32)
Ordinary EBITA margin		16%	22%				

Education

Fourth Quarter				Change *(in millions)*			
		2004	*2003*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	55	53	1	0	1	2
Ordinary EBITA	EUR	(7)	(1)	(6)	0	0	(6)
Ordinary EBITA margin		(13%)	(2%)				

Transition to International Financial Reporting Standards [4]

Wolters Kluwer currently prepares its consolidated financial statements under Dutch GAAP. By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under International Financial Reporting Standards (IFRS) as from January 1, 2005.

Hence, Wolters Kluwer will prepare its first set of financial reports under IFRS as of the first quarter 2005. The Company's first annual report under IFRS will be for 2005. As the Company publishes comparative information for one year in its annual report, the transition date to IFRS is January 1, 2004.

The financial information contained in this appendix has been prepared on the basis of IFRS expected to be effective per December 31, 2005. However, IFRS are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore still subject to change. We will update our restated financial information for any such changes when they are made. As a consequence, these figures and the discussion in this appendix should be treated with the appropriate caution as they might need to be revised in the light of such changes.

Furthermore, IFRS 1 includes an exemption for 2004 from the requirement to restate the financial information for IAS 32 and IAS 39 that contain specific accounting guidelines with regard to financial instruments. Wolters Kluwer has elected to apply this exemption and will therefore only apply these standards in its financial reports from January 1, 2005.

For the reasons mentioned above, the information contained in this appendix might not be indicative of the impact of IFRS on Wolters Kluwer's future results and its financial position.

Main impact of the adoption of IFRS

Over the last few years, Dutch GAAP has already incorporated some important IFRS guidelines. These adoptions prompted Wolters Kluwer to change its accounting policies for revenue recognition and pensions per January 1, 2003. Consequently, there is no change to revenue recognition at the transition date. Likewise, the change to pension accounting is limited.

The main impact of the adoption of IFRS is in the following areas, which are discussed underneath:

- Share-based payments (IFRS 2)
- Business combinations (IFRS 3)
- Presentation (IAS 1)
- Cash flow statement (IAS 7)
- Taxation (IFRS 1 / IAS 12)
- Employee benefits (IAS 19)
- Financial instruments (IAS 32 and IAS 39)

Share-based payments (IFRS 2)

IFRS 2 requires a company to reflect in its profit and loss account and its balance sheet the effect of share-based payments.

Wolters Kluwer has elected to use the transition arrangement under IFRS 1, which allows companies not to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002. The IFRS reconciliation therefore solely relates to the stock options granted after November 7, 2002. As a result, an expense of €3 million was recognized in the profit and loss account for 2004.

Like IFRS, Dutch GAAP also requires companies to recognize compensation costs of shares that are (conditionally) granted to employees. Wolters Kluwer has elected to apply the calculation methodology as prescribed by IFRS 2 to calculate the expense of the long-term incentive plan 2004-06 in its 2004 financial statements under Dutch GAAP. As a result there is no difference between Dutch GAAP and IFRS.

---

[4] The data in this appendix is unaudited.

Business combinations (IFRS 3)

IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable.

Wolters Kluwer has elected to apply the transition arrangement under IFRS 1, which allows for the prospective application of IFRS 3 from January 1, 2004.

The impact of IFRS 3 and the associated transitional arrangements is that all goodwill reported under Dutch GAAP is frozen as of January 1, 2004. The amortization expense of goodwill for 2004 is reversed in the profit and loss account.

As a result, the amortization expense of goodwill and publishing rights decreased by €173 million. Since a part of goodwill is amortized for tax purposes, the tax benefit has also been reversed in the profit and loss account and as a result the tax expense increased by €18 million. The net impact on net income thus amounts to €155 million.

The publishing rights acquired as a result of business combinations meet the recognition criteria of IFRS 3. The impairment test prescribed by IFRS is similar to the impairment test that Wolters Kluwer has historically applied to goodwill and publishing rights under Dutch GAAP. Thus, the impairment test that was performed at the transition date has not resulted in additional impairments having to be recognized.

Under Dutch GAAP, a provision for restructuring was charged as part of accounting for acquisitions, if some specific criteria were met. Under IFRS, such provisions can no longer be charged as part of accounting for acquisitions.

Presentation (IAS 1)

Offsetting

IAS 1 does not allow assets and liabilities to be offset unless required or permitted by another Standard or Interpretation. Under Dutch GAAP, Wolters Kluwer used to offset trade debtors and deferred income to the extent that the amounts related to subscription billings were not yet due. The impact of IAS 1 is that trade debtors and deferred income are no longer offset for an amount of €219 million per December 31, 2004 (€218 million per January 1, 2004).

Deferred taxation

Deferred tax assets that are expected to be realized after more than one year should be presented within financial fixed assets. As a consequence, an amount of €34 million has been reclassified to financial fixed assets per December 31, 2004 (€37 million per January 1, 2004).

Receivables from forward contracts

Receivables from forward contracts, that are expected to be realized after more than one year, should be presented within financial fixed assets. As a consequence, an amount of €136 million has been reclassified to financial fixed assets per December 31, 2004 (€219 million per January 1, 2004).

Cash flow statement (IAS 7)

IAS 7 contains guidelines to be applied to the presentation of the cash flow statement.

Cash payments to employees and suppliers should all be recognized as cash flows from operating activities. As a result the cash flow from acquisition provisions has been reclassified to cash flow from operating activities.

Cash receipts and payments from forward contracts and swaps should be classified in the same manner as the cash flows of the positions being hedged. Wolters Kluwer has primarily used derivatives for the purpose of

hedging its net investments in the United States. As a result, the cash receipts from derivatives have been reclassified to the cash flow from investing activities.

Taxation (IFRS 1 / IAS 12)

IAS 12 requires recognition of a deferred asset or liability for almost all differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

A deferred tax liability should therefore be recognized on publishing rights that are acquired as part of a business combination. According to the IFRS transition arrangements, goodwill and (the carrying value of) publishing rights should not be changed as a result of the transition to IFRS, except in specific circumstances. It was therefore concluded that the deferred tax liability on the publishing rights had to be charged to equity.

Therefore, a deferred tax liability of €221 million is charged to equity relating to the publishing rights that were carried in the balance sheet per January 1, 2004. In 2004, €25 million was credited to income, reflecting the tax credit on the amortization expense of the publishing rights. The impact on equity per December 31, 2004 is therefore €196 million.

In 2004, €11 million was added to goodwill relating to the deferred tax liability on acquired publishing rights that were recognized in 2004.

It should be noted that this deferred tax liability is not expected to result in actual cash payments.

Employee benefits (IAS 19)

Pensions

Wolters Kluwer adopted Dutch accounting guideline RJ 271 as per January 1, 2003. The impact of this guideline for Wolters Kluwer is similar to the adoption of IAS 19.

Wolters Kluwer has elected to apply the transition arrangement under IFRS 1, which allows for the recognition of all cumulative actuarial gains and losses as at January 1, 2004 and hence the amortization credit of such unrecognized gain or loss under Dutch GAAP in 2004 has been reversed in the profit and loss account under IFRS in 2004.

As a result, the pension provision on the balance sheet decreased by €23 million per January 1, 2004, pension costs increased by €2 million, having a negative impact on net income of 2004 of €1 million, after allowing for the related tax benefit of €1 million. The net impact on the provision per December 31, 2004 therefore amounts to €21 million.

Other employee benefits

IAS 19 requires a provision to be charged for long-term employee benefits such as jubilee or other long-term service benefits.

Wolters Kluwer has typically recognized this expense on a cash basis, except for a few businesses that already recognized an accrual for long-term employee benefits. These accruals were previously presented as other current liabilities, and will be reclassified to provisions under IFRS.

As a result, Wolters Kluwer has recognized a provision for long-term service benefits of €4 million.

The impact on equity of the adjustments mentioned above, net of related deferred taxes, is €12 million per January 1, 2004 (€11 million per December 31, 2004).

IFRS to be applied from January 1, 2005: IAS 32 and IAS 39 Financial instruments

IAS 32 and IAS 39 contain guidelines for the presentation, disclosure, recognition and measurement of financial instruments.

IFRS 1 contains an exemption from the requirement to restate comparative information for IAS 32 and IAS 39 for 2004. Wolters Kluwer has elected to apply this exemption. Consequently, Dutch GAAP has been consistently applied in the 2004 IFRS financial statements. In accordance with IFRS 1, Wolters Kluwer has also elected not to recognize the separate components of the convertible bond to the extent that the convertible bond is no longer outstanding per January 1, 2005.

The main effects of the adoption of IAS 32 and IAS 39 for Wolters Kluwer are as follows:

- Recognition of derivatives at fair value. Unless hedge accounting is applied, changes in the fair value will impact the financing results in the profit and loss account and hence net income.
- Recognition of the convertible bond as a compound financial instrument to the extent that there is an outstanding balance per January 1, 2005, and consequently, the classification of the convertible bond into its separate financial components.
- Recognition of financial assets and liabilities at amortized cost if held to maturity, including the transaction cost, unless hedge accounting is applied.

The adoption of these standards will inherently result in greater volatility of Wolters Kluwer's results.

Per January 1, 2005, the impact before taxation of the adoption of IAS 32 and IAS 39 is approximately €35 million positive on equity.

As a result of the adoption of IAS 32 / IAS 39, it is expected that financing costs will increase by approximately €15 million in 2005. The treatment of the convertible bond as a compound financial instrument and the resulting recognition at amortized cost of the debt component, results in an additional interest expense of approximately €10 million. This expense will not impact the financing cash flow however. The application of these standards to our derivative portfolio is expected to result in an additional interest expense of approximately €5 million. This does not include the fair value adjustments that will need to be reflected in the profit and loss account of derivatives for which no hedge accounting is applied, since these will depend on actual currency and interest rate changes.

Benchmark figures

Wolters Kluwer also presents benchmark figures as additional information. These ordinary figures are internally regarded as key performance measures of our operations. Wolters Kluwer intends to continue to use these benchmark figures in the future, in line with common market practice. The definitions of these benchmark figures have not changed as a result of the adoption of IFRS.

During 2005, the usage of the benchmarks will be revisited based on emerging market practice.

Restatements of summary financial information from Dutch GAAP to IFRS

Shareholders' equity

In € million	Jan. 1, 2004	Dec. 31, 2004
Dutch GAAP shareholders' equity	861	775
Business combinations	-	155
Taxation	(221)	(196)
Employee benefits	12	11
Exchange rate differences	-	1
IFRS shareholders' equity	652	746

WoltersKluwer

Summary profit and loss account 2004

In € million		Dutch GAAP	Adjustments	IFRS
Revenues		3,261	-	3,261
Operating income	1	239	168	407
Net income	2	135	176	311
In €				
EPS		0.46	0.59	1.05
EPS fully diluted		0.46	0.58	1.04

Summary balance sheet per December 31, 2004

In € million		Dutch GAAP	Adjustments	IFRS
Intangible fixed assets	3	2,639	173	2,812
Other fixed assets	4	305	170	475
Current assets	5	1,852	(135)	1,717
Current liabilities	6	(1,704)	(218)	(1,922)
Capital employed		3,092	(10)	3,082
Long-term liabilities		2,093	-	2,093
Employee benefits	7	175	(17)	158
Restructuring		33	-	33
Deferred taxation	8	10	36	46
Shareholders' equity	9	775	(29)	746
Minority interests		6	-	6
Financing		3,092	(10)	3,082

Summary cash flow statement 2004

In € million		Dutch GAAP	Adjustments	IFRS
Cash flow from operating activities	10	534	(5)	529
Cash flow investments	11	(139)	40	(99)
Cash flow financing	12	(111)	(35)	(146)
Net cash flow		284	-	284

Notes

1 Lower goodwill amortization €173m, costs share based payments €(3)m, pension expense €(2)m
2 Lower goodwill amortization (net of taxes) €155m, the deferred tax liability on publishing rights €25m, after tax costs share based payments €(3)m and after tax pension expense €(1)m
3 Goodwill amortization €173m, deferred tax on 2004 publishing rights € 11m, exchange rates €(11)m
4 Receivable from forward contracts €136m, Deferred tax assets €34m (€218 million from accounts receivables and €(184)m netted against deferred tax liabilities)
5 Receivable from forward contracts €(136)m, offsetting of receivables and deferred income €219m, Reclassification of deferred tax assets €(218)m
6 Offsetting of receivables and deferred income €219m, long term service benefits €(1)m
7 Provision for pensions €(21)m, long term service benefits €4m
8 Goodwill €18m, Publishing rights €207m, employee benefits €7m, netted against deferred tax assets €(184)m, exchange rate differences €(12)m
9 See previous page
10 Reclassification cash payments of acquisition provisions €(5)m
11 Reclassification cash payments of acquisition provisions €5m, cash receipts from derivatives €35m
12 Reclassification cash receipts from derivatives €(35)m

WoltersKluwer

Reconciliation of benchmark figures

Operating income to ordinary EBITA

In € million	Dutch GAAP	Adjustments	IFRS
Operating income	239	168	407
Amortization of intangible fixed assets	238	(173)	65
Exceptional restructuring expense	44	-	44
Ordinary EBITA	521	(5)	516

Net income to ordinary net income

In € million	Dutch GAAP	Adjustments	IFRS
Net income	135	176	311
Amortization of intangible fixed assets	238	(173)	65
Tax on amortization	(21)	(4)	(25)
Results from divestment (after tax)	(70)	(3)	(73)
Exceptional restructuring expense (after tax)	29	-	29
Ordinary net income	311	(4)	307
In €			
Ordinary EPS fully diluted	1.04	(0.02)	1.02

Segment information 13

Operating income 14

In € million	Dutch GAAP	Adjustments	IFRS
Health	51	39	90
Corporate & Financial Services (CFS)	58	14	72
Tax Accounting & Legal (TAL)	31	71	102
Legal, Tax & Regulatory Europe (LTRE)	97	35	132
Education	47	4	51
Corporate	(45)	5	(40)
Total operating income	239	168	407

Ordinary EBITA

In € million		Dutch GAAP	Adjustments	IFRS
Health		103	-	103
Corporate & Financial Services (CFS)	15	83	(1)	82
Tax Accounting & Legal (TAL)	15	139	(1)	138
Legal, Tax & Regulatory Europe (LTRE)		183	-	183
Education		52	-	52
Corporate	16	(39)	(3)	(42)
Total ordinary EBITA		521	(5)	516

Notes

13 There is no difference between revenues according to Dutch GAAP and IFRS; hence no reconciliation has been made

14 The difference between operating income under Dutch GAAP and IFRS relates to the amortization of goodwill €173m, share based payments €(3)m and pension expenses €(2m)

15 The additional pension expense of €2m is charged to the divisions TAL €(1m) and CFS €(1m)

16 The share based payment expense of €3m is charged to Corporate